February 25, 2013

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Larry Spirgel, Assistant Director

RE: AZZ incorporated
Form 10-K for the Fiscal Year Ended February 29, 2012
Filed May 10, 2012
Form 10-Q for the Period Ended August 31, 2012
Filed October 1, 2012
File No. 001-12777

AZZ incorporated (the “Company” or “AZZ”) hereby confirms, in response to conversations with the Staff of the Securities and Exchange Commission concerning the Company's Form 10-K for the fiscal year ended February 29, 2012 (the “Form 10-K”), and the Company's Form 10-Q for the fiscal quarter ended August 3, 2012 (the “Form 10-Q”), that AZZ will not include a discussion of total segment operating income in the MD&A section of future filings and will limit discussion of total segment operating income to the appropriate segment footnote in such filings (i.e., Note 11 to the financial statements included in the Form 10-K or Note 4 to the financial statements included in the Form 10-Q, as the case may be).

AZZ acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings. AZZ acknowledges that the Staff's comments or changes to disclosure in response to the Staff's comments to not foreclose the Commission from taking any action with respect to the filing. AZZ also acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dana L. Perry

Dana L. Perry
Senior Vice President, Finance
And Chief Financial Officer